Mail Stop 3651

August 6, 2008

Via Fax and U.S. Mail

Mr. Mark S. Newman
DRS Technologies, Inc.
5 Sylvan Way
Parsippany, NJ 07054

RE: **DRS Technologies, Inc.**
         Schedule 14A filed on June 13, 2008
         File No. 001-08533

Dear Mr. Newman:

        We have conducted a limited review your filing and have the following comments. Our review has been limited to the items noted below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Regulatory and Other Governmental Approvals, page 8

1. Please disclose whether the CFIUS notification has been filed and, if so, the date of such filing.

Background of the Merger, page 22

2. We note that Finmeccanica delivered a "non-binding indication of interest" on March 18, 2008. In light of that status of the talks, please proved a more detailed explanation of why the interest of Company X was not pursued on March 6th.

Also, please disclose the basis for the belief by senior management that if Finmeccanica learned that you were pursuing an inquiry from another party, that fact could lead to termination of discussions with Finmeccanica.

3. Since notifying Finmeccanica that there was a rival suitor resulted in an immediate raise in its offer price, it is unclear why you did not also pursue further input from Company Y. Please explain why. It appears that by May 11, that the fears that Finmeccanica might break off discussions if another suitor appeared had been proven false.

4. While we note your response to prior comment 15, we re-issue the comment. Please revise to name Company X, which offered a higher cash bid.

5. In your response to prior comment 13, you state that you rejected Company X's initial offer, in part, because your consultant, The Cohen Group, was concerned that you may have had difficulty receiving CFIUS approval for a transaction with Company X. Please revise the proxy to include similar disclosure in the third full paragraph on page 23.

Opinion of Bear Stearns and Co. Inc., page 31

6. Please revise this section, or elsewhere in the prospectus as you deem appropriate, to include the information provided in your response to prior comment 23.

Certain Shareholder Litigation, page 58

7. Please provide us with a copy of the complaints described.

Appendix B and C: Fairness Opinions of Bear Stearns and Merrill Lynch Opinions

8. We note your response to prior comment 30. However, it does not appear that Appendix C contains a consent. Please advise or file a consent with your next amendment.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *

Please amend the Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director